AMERICAS GOLD AND SILVER ANNOUNCES AGREEMENT WITH AFFILIATE OF ROYAL GOLD TO SETTLE FIXED GOLD
DELIVERY OBLIGATION

TORONTO, ONTARIO - May 26, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals and antimony producer is pleased to announce that it has reached an agreement ("the Agreement") with International Royalty Corporation ("IRC"), an affiliate of Royal Gold, Inc. to settle its remaining obligation to deliver a total of 8,861 ounces of gold to IRC over the period between June 2026 and December 2027 under the existing Precious Metals Delivery and Purchase Agreement dated April 3, 2019, as amended ("Precious Metals Delivery Agreement"). The Precious Metals Delivery Agreement was originally entered into with Sandstorm Gold Ltd. as part of the Relief Canyon Transaction in 2019 (See Americas news release dated April 3, 2019), prior to Sandstorm Gold Ltd.'s acquisition by IRC in October 2025.

Under the terms of this transaction, the Company's obligation to deliver 8,861 ounces of gold will be settled in exchange for immediate delivery by the Company of 5,000 ounces of gold and 2,652,532 common shares of the Company issued at a deemed price of US$5.86 per share. The purchase and delivery of the 5,000 ounces of gold is being funded with the proceeds of the unwinding of the in-the-money gold price protection instruments put in place by the Company in relation to this liability (of approximately US$7 million) and cash on hand. The share issuance to IRC is subject to TSX approval and will be subject to a four-month hold period under applicable securities laws.

Paul Andre Huet, Chairman and CEO, commented: "Following on Americas announcement of the termination of the silver delivery obligation to Sprott Inc. (see Americas news release dated May 22, 2026), today's announcement marks yet another significant step in further strengthening our balance sheet and overall business.

The settlement of the fixed gold delivery obligation under the Precious Metals Delivery Agreement with IRC removes over $40 million in variable future debt obligations which fluctuate with the price of gold. We are also pleased that our proactive gold price protection instruments entered in mid-2025 have yielded an approximate US$7 million return for shareholders, positively offsetting our cash outlay.

By removing this gold price linked obligation, as well as the previously announced agreement to terminate the Sprott Silver Deliver Agreement, we have now eliminated over US$85 million in variable future debt obligations at a very compelling equity valuation. We expect the removal of these legacy liabilities to have a significantly positive impact by further increasing silver price leverage for our shareholders and simplifying the silver price relationship to our bottom line. At current spot prices, this also represents another significant reduction of future cash debt service costs, allowing us to reinvest in operations for the benefit of our shareholders."

About Americas Gold and Silver Corporation

Americas Gold and Silver is a rapidly growing North American mining company producing silver, copper, lead, and antimony from high-grade operations in the U.S. and Mexico. In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, becoming Americas' largest shareholder. This transaction consolidated Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 miles from Galena) with the world's 3rd highest-grade silver resource, creating significant potential future synergies through shared infrastructure and processing. In February 2026, Americas formed a 51/49 joint venture with US Antimony to build a new antimony processing hub at Galena, creating a U.S. "mine-to-finished product" antimony solution. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:

Miranda Powell

Manager, Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to anticipated results of the transactions contemplated herein. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to the risk factors relating to the Company found under the heading "Risk Factors" in the Company's most recent Annual Information or the Company's MD&A; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.